25003213

UNITED STATES
S AND EXCHANGE COMMISSION
Vashington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48287

SEC Mail Processing
MAY 27 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robert Blum Municipals, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

376 17th Avenue
(No. and Street)

San Francisco	CA	94121
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Blum	415-673-2793	rbmuni@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robert Blum Municipals, Inc., as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EZEKIEL REGINALD CAMPOS
Notary Public - California
San Francisco County
Commission # 2513270
My Comm. Expires Feb 28, 2029

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On April 24, 2025 before me, Ezekiel Campos, Notary
(insert name and title of the officer)

personally appeared Robert Jeffery Blum,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

EZEKIEL REGINALD CAMPOS
Notary Public - California
San Francisco County
Commission # 2513270
My Comm. Expires Feb 28, 2029

Signature Ezekiel Campos (Seal)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Robert Blum Municipals, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2025, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Robert Blum Municipals, Inc.'s management. Our responsibility is to express an opinion on Robert Blum Municipals, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Robert Blum Municipals, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Robert Blum Municipals, Inc.'s financial statements. The supplemental information is the responsibility of Robert Blum Municipals, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Robert Blum Municipals, Inc.'s auditor since 2022.
Walnut Creek, California
May 16, 2025

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2025

Assets		
Cash	$	14,356
Receivable from clearing broker		552,167
Deposit at clearing broker		31,589
Securities owned, at fair market value		490,435
Deferred tax asset		29,865
Total assets	$	1,118,412
Liabilities		
Accounts payable and accrued liabilities	$	4,673
Payable to clearing broker		490,435
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		745,108
Stockholder's Equity		
Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		223,304
Total stockholder's equity		373,304
Total liabilities and stockholder's equity	$	1,118,412

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2025

Revenues		
Trading revenues	$	241,552
Interest		753
Total revenues		242,305
Expenses		
Employee compensation and benefits	$	129,337
Information services		34,551
Occupancy		8,365
Professional fees		29,614
Interest		22,500
Promotional		6,350
Regulatory		5,870
General and administrative		735
Total expenses		237,322
Net income (loss) before income tax provision		4,983
Income tax provision/(benefit)		(2,612)
Net income (loss)	$	7,595

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2025

	Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2024	5,000	$ 150,000	$ 215,709	$ 365,709
Net income (loss)		-	7,595	7,595
Balance at March 31, 2025	5,000	$ 150,000	$ 223,304	$ 373,304

The accompanying notes are an integral part of these statements

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2025

	Total
Balance at March 31, 2024	$ 250,000
Increase:	
Accrual of interest	22,500
Decrease:	
Payment of interest	(22,500)
Balance at March 31, 2025	$ 250,000

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2025

Cash flow from operating activities:		
Net Income (loss)		$ 7,595
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in		
Receivable from clearing broker	$ (3,552)	
Securities owned, at fair market value	(53,910)	
Prepaids and deposits	(453)	
Deferred tax asset	(3,412)	
(Decrease) Increase in:		
Accounts payable and accrued liabilities	(88)	
Payable to clearing broker	53,910	
Total adjustments:		(7,505)
Net cash provided by (used in) operating activities		90
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		90
Cash at March 31, 2024		14,266
Cash at March 31, 2025		$ 14,356

Supplemental disclosure of cash information:

Cash paid during the year for:

Interest	$ 22,500
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2025

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company relies upon Footnote 74 of the SEC Release No. 34-70073 for its proprietary trades.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned, at fair market value are municipal securities, which are classified as trading securities. They are stated at fair market value according to the established fair value hierarchy, as further disclosed in Note 6. Trading revenue consists of both realized gains or losses from the purchase and sale of municipal securities and unrealized gains or losses on municipal securities.

The Company earns revenue from the mark-up of the buy and sale of municipal securities to its institutional clients and sophisticated market professionals. Securities transactions and expenses are recorded on a trade date basis. Securities transactions are delivered/received upon payment; and settled on a fully disclosed basis through the clearing broker. Revenues are recorded net of expenses on the Statement of Income. Below is a breakdown of trading revenues and the netted expenses:

Trade Profit	$ 251,268
Clearing Charges	(24,085)
Credit Interest	19,589
Trade Date Adj	(3,291)
Bond Interest	(1,929)
Net Trading Revenue	$ 241,552

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. There is no additional reserve made against the deferred tax assets as of March 31, 2025.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has no lease arrangements subject to ASC 842 for the year ended March 31, 2025.

NOTE 2: BALANCES AT CLEARING BROKER

Pursuant to the clearing agreement with Hilltop Securities Inc. ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $ 31,589 as of March 31, 2025, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company's receivable from the Clearing Broker includes a non interest-earning cash balance of $ 542,502 and a trading revenue receivable balance of $ 9,665 for a total of $ 552,167 at March 31, 2025.

NOTE 3: PAYABLE TO CLEARING BROKER

As discussed in Note 2, the Company acquired its municipal bond positions using credit extended from the Clearing Broker. At March 31, 2025, the credit balance payable to the Clearing Broker was $ 490,435. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the Clearing Broker, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2025

NOTE 4: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ (3,412)	$ (3,412)
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ (3,412)	$ (2,612)

The Company has available at March 31, 2025, unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of $ 29,865. The net operating loss relating to 2017 tax year will expire in 2037 while the remaining balance shall be carried forward indefinitely.

The Company is required to file income tax returns in both Federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 5: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $ 22,500 for the year ended March 31,2025, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $ 1,912 for the year ended March 31, 2025.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Robert Blum Municipals, Inc.
Notes to Financial Statement
March 31, 2025

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers in or out of Level 3 during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2025:

Assets and Liabilities	Level 1	Level 2	Level 3	Total
Municipal bonds owned, at fair market value	$ -	$ 490,435	$ -	$ 490,435
TOTALS	$ -	$ 490,435	$ -	$ 490,435

Municipal Bonds are valued at quoted market price provided by the Company's clearing firm.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2025

NOTE 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2025, are as follows:

Subordinated note, 9% due August 31, 2027	$ 100,000
Subordinated note, 9%, due June 30, 2026	$ 150,000
	$ 250,000

The equity subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount of $ 22,500 was paid in interest for the year ended March 31, 2025.

NOTE 8: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company made no contribution to the Plan for the year ended March 31, 2025.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2025

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2025, the Company had net capital of $ 579,809 which was $ 479,809 in excess of its required net capital of $ 100,000; the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 11: GUARANTIES, COMMITMENTS AND CONTINGENCIES

Guarantees

There are no guarantees issued by the Company as of March 31, 2025.

Commitments and Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2025 or during the year then ended.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. The Company's cash balance at the Bank of $ 14,356 was under the $ 250,00 FDIC limit. The Cash held at the Clearing Broker exceeded insured limits by $ 324,091 at March 31, 2025.

NOTE 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

For the year ending March 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

NOTE 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services limited to proprietary trading of Municipal Bonds. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Robert Blum Municipals, Inc.

Schedule I - Computation of Net Capital Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934

March 31, 2025

Computation of Net Capital

Total Stockholder's equity		$ 373,304
Add:		
Subordinated liabilities allowable for net capital computation		250,000
Less: Non-allowable assets		
Prepaids and deposits	$ 0	
Deferred tax asset	(29,865)	
Total non-allowable assets		(29,865)
Net capital before haircuts		593,439
Haircut on marketable securities	(13,630)	
Total haircuts and undue concentration		(13,630)
Net Capital:		$ 579,809

Computation of Net Capital Requirement

Minimum capital required (6-2/3% of aggregated indebtedness)	$ 312	
Minimum dollar net capital requirement for broker-dealer	$ 100,000	
Net capital requirement (greater of above)		$ (100,000)
Excess net capital		$ 479,809
Aggregate indebtedness		$ 4,673
Ratio of aggregated indebtedness to net capital	0.01 : 1	

Reconciliation of computation of Net Capital Under Rule 15c3-1

There are no material differences between the net capital computation shown above and the Company's most recently filed unaudited Part II of Form X-17a-5 as of March 31, 2025.

See report of independent registered public accounting firm

Robert Blum Municipals, Inc.

Schedule II — Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 As of March 31, 2025

Not applicable — See Assertions Regarding Exemption Reports.

Robert Bum Municipals, Inc.
Report on Exemption Provisions
Pursuant to SEC Rule 15c3-3(k)
For the Year Ended March 31, 2025

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Robert Blum Municipals, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Robert Blum Municipals, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Robert Blum Municipals, Inc. stated that Robert Blum Municipals, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Robert Blum Municipals, Inc.'s management is responsible for compliance with the exemption provision and provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provision and provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 16, 2025

Robert Blum Municipals, Inc.

376 17th Avenue
San Francisco, CA 94121
415.673.2793

Assertions Regarding Exemption Provisions

Robert Blum Municipals, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Robert Blum Municipals, Inc.

I, Robert Blum, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Robert Blum
President

May 16, 2025

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Robert Blum Municipals, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2025. Management of Robert Blum Municipals, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 16, 2025